SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

FACET BIOTECH CORPORATION
(Name of Subject Company)

FACET BIOTECH CORPORATION
(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30303Q103
(CUSIP Number of Class of Securities)

Francis Sarena
Vice President, General Counsel and Secretary
1500 Seaport Boulevard
Redwood City, CA 94063
(650) 454-1000
(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Robert Spatt

Richard Capelouto

Kirsten Jensen

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on March 23, 2010 (as amended and supplemented from time to time and together with the exhibits and annexes thereto, the “Statement”) by Facet Biotech Corporation, a Delaware corporation (“Facet”), relating to the tender offer by Amber Acquisition Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Abbott Laboratories (“Abbott”), to purchase all outstanding shares of common stock of Facet, par value $0.01 per share, including the associated rights to purchase shares of Series A Preferred Stock upon the terms and subject to the conditions set forth in the Purchaser’s Tender Offer Statement on Schedule TO, filed by Purchaser and Abbott with the SEC on March 23, 2010.  Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Statement is hereby amended and supplemented by adding a new third paragraph under the subheading “Abbott IL-12 Patent License Agreement” under the heading “Arrangements between Facet and Abbott” as follows:

Facet does not expect the revenue stream from the Patent License Agreement to be material.

Item 3 of the Statement is hereby further amended and supplemented by adding a new second paragraph under the subheading “Abbott Humanization Agreements” under the heading “Arrangements between Facet and Abbott” as follows:

Facet does not expect the revenue streams from the Master Agreement and the humanization agreements under the Master Agreement to be material.

Item 4.    The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and supplemented by restating the fifth paragraph under the subheading  “Background of the Offer” under the heading “Background of the Offer; Reasons for Recommendation” to read in its entirety as follows:

After the announcement on September 4, 2009 of Biogen Idec’s offer to acquire Facet, a number of pharmaceutical companies contacted Centerview indicating potential interest in a strategic transaction involving Facet or its assets. In connection with the Board’s December 10, 2009 recommendation regarding Biogen Idec’s revised tender offer, Facet stated that the Board had requested Centerview to solicit additional third parties that may have an interest in a transaction that the Board would find in the best interests of Facet’s stockholders. Between September 4, 2009, the date of Biogen Idec’s initial public offer to acquire Facet, and March 9, 2010, Centerview had contact with 39 parties to gauge their interest in a potential strategic transaction involving Facet. Facet permitted those parties that expressed interest to enter into confidentiality agreements with Facet and conduct due diligence of Facet’s business. Of the 39 parties contacted, six conducted non-confidential calls with Facet management, and several of those contacts engaged in other discussions with the Company and/or received confidential materials from the Company pursuant to written confidentiality agreements.  Following the expiration of Biogen Idec’s tender offer, Facet and its financial advisor had several contacts with Biogen Idec in which Biogen Idec indicated that it did not have any interest in pursuing an acquisition of Facet in a transaction that would value Facet in excess of $17.50 per Share.

Item 4 of the Statement is hereby further amended and supplemented by restating the sixth bullet under the subheading “Reasons for the Recommendation of the Board” under the heading “Background of the Offer; Reasons for Recommendation” to read in its entirety as follows:

•                  Solicitation Process Undertaken by Facet.  The actions taken by Facet and the events during and following the unsolicited tender offer by Biogen Idec, which included:

•                  the public announcement on December 10, 2009 that Facet Biotech had directed its financial advisor to solicit additional third parties that might have an interest in a transaction that the Board would find in the best interests of Facet’s stockholders;

•                  the contact by Centerview, at the direction of the Board, with 39 potential acquirers to determine their interest in acquiring Facet if the Board decided to pursue a change of control transaction;

•                  Facet enabling those parties who expressed interest in Facet and its assets to conduct due diligence;

•                  the contacts by Facet and Centerview with Biogen Idec to inquire whether Biogen Idec had any interest in potentially pursuing an acquisition of Facet at a value in excess of $17.50 per Share, and the responses received that Biogen Idec did not;

•                  the fact that during Biogen Idec’s unsolicited tender offer and during the publicly announced process only Abbott and Biogen Idec made offers to acquire Facet; and

•                  the fact that as of March 9, 2010, none of the 39 potential acquirers other than Abbott had informed Facet of a current intention to make an offer to acquire Facet.

Item 8.    Additional Information

Item 8 of the Statement is hereby amended and supplemented by restating the first paragraph under the heading “Top Up Option” to read in its entirety as follows:

Pursuant to the terms of the Merger Agreement, Facet has granted to Purchaser an option (the “Top-Up Option”), exercisable in whole but not in part on one or more occasions, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by Abbott, at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares (determined on a fully diluted basis). Purchaser may exercise the Top-Up Option at any time after Purchaser has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn. The conditions to the Offer are described in Section 14 of the Offer to Purchase and include the “Minimum Condition” which requires that the number of Shares that have been validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer, together with the number of Shares then directly or indirectly owned by Abbott or Purchaser, represents at least a majority of all fully diluted shares of Facet (calculated as provided in the Merger Agreement and described in Section 14 of the Offer to Purchase). The “Minimum Condition”, unlike the other conditions to the Offer, may not be waived by Abbott or Purchaser and would need to be satisfied in order for Purchaser to avail itself of the Top-up Option. The Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized Shares available for issuance (giving effect to Shares reserved for issuance under Facet’s equity plans as if such Shares were outstanding).

Item 8 of the Statement is hereby further amended and supplemented by adding a new second paragraph under the heading “Litigation” as follows:

The parties are currently engaged in settlement discussions with respect to this case.

Item 8 of the Statement is hereby further amended and supplemented by restating the third paragraph under the heading “Opinion of Facet’s Financial Advisor” to read in its entirety as follows:

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things, a draft of the Merger Agreement, dated March 8, 2010. Centerview also reviewed and analyzed certain publicly available business and financial information relating to Facet, including Facet’s audited financial statements as of and for the year ending December 31, 2009, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of Facet and provided to Centerview for purposes of its analysis (including with respect to the Patent License Agreement, the Master Agreement, and the humanization agreements under the Master Agreement described in Item 3 under the heading “Arrangements between Facet and Abbott”). In addition, Centerview met with Facet’s management to review and discuss such information and, among other matters, Facet’s business, operations, assets, financial condition and future prospects.

Item 8 of the Statement is hereby further amended and supplemented by restating the third paragraph under subheading “Selected Companies Analysis” under the heading “Opinion of Facet’s Financial Advisor” to read in its entirety as follows:

Centerview also calculated and compared various financial measures for Facet and the selected companies and information it obtained from SEC filings, FactSet (a data source containing historical market prices) and research analyst estimates. With respect to Facet and the selected companies, Centerview calculated the equity value, enterprise value (calculated as equity value plus debt minus cash), and adjusted technology value (calculated as enterprise value adjusted for the development and commercial rights owned by each of the partners of the selected companies’ Phase 3 compound accounting for the rights Facet has to daclizumab). With regard to the selected companies which were unpartnered, Centerview reduced the companies’ respective enterprise values by 50% for comparative purposes to reflect the ownership interest Facet possesses with respect to its compound pipeline. Based on the estimates of adjusted technology value, this analysis implied a per share price range of $16.00 to $27.50, which was derived by applying the 25th and 75th percentile adjusted technology values for the companies in the selected companies analysis.

Item 8 of the Statement is hereby further amended and supplemented by restating the fourth paragraph under the subheading “Selected Transactions Analysis” under the heading “Opinion of Facet’s Financial Advisor” to read in its entirety as follows:

With respect to Facet and the selected transactions, Centerview calculated the offer values, transaction values (calculated as offer value plus debt minus cash), and adjusted technology values (calculated as transaction value adjusted for the development and commercial rights owned by each of the partners of the selected companies’ Phase 3 compound accounting for the rights Facet has to daclizumab). For the selected transactions in which a target’s lead pharmaceutical compound was in Phase 3 development, the mean and median adjusted technology values were $212 million and $183 million, respectively, and based on Centerview’s analysis, this implied a per share price range of $13.00 to $28.25. For the selected transactions in which a target’s lead pharmaceutical compound was in Phase 2 development, the mean and median adjusted technology values were $148 million and $158 million, respectively, and based on Centerview’s analysis, this implied a per share price range of $11.75 to $21.00.

Item 8 of the Statement is hereby further amended and supplemented by restating the third paragraph under the subheading “Pipeline Technical Valuation Analysis” under the heading “Opinion of Facet’s Financial Advisor” to read in its entirety as follows:

Centerview reviewed, among other things, technology values (calculated as equity values plus debt minus cash), based on closing stock prices on March 5, 2010, of the selected companies and numbers of compounds in each of four stages (preclinical, Phase 1, Phase 2 and Phase 3) of clinical development. Centerview calculated, for each company, the hypothetical number of FDA-approved, marketed compounds that the product pipeline of such company might be expected to yield by multiplying the cumulative probability of clinical success rates of compounds at each stage of clinical development, based on industry benchmarks, by the number of such company’s compounds in each stage of clinical development. For purposes of this analysis, Centerview used the following industry benchmarks for cumulative probability of clinical success: marketed compounds (100%), New Drug Applications (NDAs) filed with the FDA (89%), Phase 3 (69%), Phase 2 (30%), and Phase 1 (22%).  These benchmarks were based on the study “Drug Success Rates: A 2003 Assessment,” published by the Tufts Center for the Study of Drug Development, Tufts University. Centerview then calculated, for each company, the implied technology value per marketed compound by dividing the technology value calculated for such company by the hypothetical number of FDA-approved, marketed compounds that might be produced by such company’s product pipeline.

Item 8 of the Statement is hereby further amended and supplemented by restating subparagraph (a) of the second paragraph under the subheading “Sum-of-the-Parts Analysis” under the heading “Opinion of Facet’s Financial Advisor” to read in its entirety as follows:

(a)                                  A discounted cash flow analysis, representing the implied present value of the estimated unlevered, fully-taxed, free cash flows from calendar year 2010 through calendar year 2025 (based on forecasts prepared by Facet’s management) plus the present value of an implied terminal value, in each case utilizing discount rates ranging from 13.5% to 15.5% and adjusting, where appropriate, for the probability of clinical success rates, for each of Facet’s: (i) daclizumab business; (ii) elotuzumab business; (iii) TRU016 collaboration business; (iv) royalties, milestones and maintenance revenues associated with additional products sold or expected to be sold by third parties, but excluding the businesses listed in (i), (ii), and (iii); (v) corporate adjustments for net operating loss utilization for tax purposes and other corporate tax shields from, among other things, depreciation, amortization and stock-based compensation; (vi) estimated expenses from Facet’s outstanding operating leasing agreements, adjusted for the positive impact of various scenarios accounting for a potential sublease(s) throughout the life of the operating leasing agreements, which adjustment Facet estimated to have a present value of $23 million; and (vii) estimated future general and administrative expenses.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FACET BIOTECH CORPORATION

By:	/s/ FRANCIS SARENA
Name:	Francis Sarena
Title:	Vice President, General Counsel and Secretary

Dated:	April 13, 2010